December 29, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Antero Resources Corporation

Registration Statement on Form S-4
Filed November 26, 2014
File No. 333-200605

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 1-36120

Ladies and Gentlemen:

Antero Resources Corporation (the “Company”) hereby acknowledges receipt of comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 18, 2014, relating to the registration statement on Form S-4, filed with the Commission on November 26, 2014, and the Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on February 27, 2014.

We are working to prepare a response to the Comment Letter.  The input of the Company’s senior staff is essential in preparing a response to the Comment Letter.  However, those individuals are expected to be further delayed in providing their input, in part due to constraints around holiday travel schedules.  As a result, the Company will be delayed in furnishing its response to the Staff.  The Company respectfully requests an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff’s comments.  The Company expects to file all responses required by the Comment Letter on or about Tuesday, January 13, 2015.

Very truly yours,

ANTERO RESOURCES CORPORATION

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President and Chief Financial Officer